September 25, 2006

Mr. Joseph B.M. Streppel
Chief Financial Officer
AEGON N.V.
AEGONplein 50, P.O. Box 202
2501 CE The Hague, The Netherlands

Re: **Form 20-F for the Fiscal Year Ended December 31, 2005**
       Filed March 30, 2006
       File No. 001-10882

Dear Mr. Streppel:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Item 5 Operating and Financial Review and Prospects

5F Contractual Obligations and Commitments, page 106

1. We note that the Company has not included estimated payments associated with your liabilities arising from insurance contracts and certain policyholder accounts, and it would appear that these liabilities represent future legal obligations of the Company. In addition, it appears that scheduled interest payments on your long-

term debt are excluded as well. Please refer to section IV of Financial Reporting Release 72. Due to the significant nature of these liabilities to your business, we believe that the inclusion of these obligations in the contractual obligation table will provide investors increased understanding of your liquidity. Please provide us, in disclosure-type format, a revised contractual obligation table which includes these obligations.

Item 18 Financial Statements

Consolidated income statement of AEGON Group, page 169

2. According to your disclosure on page 84, you recognized some large gains due to the sale of businesses in 2004 and 2005. Please explain to us why the sale of the general insurance businesses in Spain in 2005 and the sale of Transamerica Finance Corporation in 2004 did not require separate line item presentations on the face of the income statements as may be required by paragraphs 30-35 and paragraph 41 of IFRS 5. Also tell us why you do not provide the balance sheet captions related to assets and liabilities included in disposal groups pursuant to paragraph 68A of IAS 1.

Consolidated cash flow statement of AEGON Group, page 173

3. For insurance contracts where the policyholders carry the investment risk, please explain to us why it appears that you include the related cash in-flows and cash out-flows in your cash flows from operations instead of cash flows from financing activities.

18.2.1 Basis of preparation, page 175

4. The Securities and Exchange Commission Release No. 33-8567 "First-Time Application of International Financial Reporting Standards," permits IFRS adopters to present only two years of audited IFRS financial statements instead of three years for their first year of reporting under IFRS. To be eligible for this accommodation, a company must disclose explicitly in its filing that its financial statements comply with IFRS as published by the IASB. You disclose that your financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union. A company that prepares its financial statements under IFRS as adopted by the EU can qualify for the accommodation if it provides an audited reconciliation from EU GAAP to IFRS as published by the IASB. Please tell us if you have any reconciling items between IFRS as accepted by the EU and IFRS as published by the IASB and why you believe your current disclosure qualifies you for this accommodation.

18.40.1 Employee expenses

Share appreciation rights and share options, page 288

5. In accordance with paragraph A240 of FAS 123(R), please provide us in disclosure-type format, expanded disclosure that includes the weighted-average grant-date fair value of equity options and other equity instruments granted during the year for each period presented.

18.54 Related party transactions, page 304

6. In accordance with IAS 27, please explain in disclosure-type format how, given your 60% ownership of Prisma Capital Partners LP, you determined that you did not have sufficient control of the partnership to consolidate and should therefore account for this interest using the equity method.

18.56 First Time adoption of IFRS, page 310

7. Please provide us, in disclosure-type format, disclosure that discusses material adjustments in the cash flow statement for the period ending December 31, 2004 resulting from the transition to IFRS from DAP as may be required by paragraphs 38 and 40 of IFRS 1.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated

by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant